Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Edgar Online, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

279765101

(CUSIP Number)

Draper Fisher Jurvetson 2822 Sand Hill Road, Suite 150 Menlo Park, CA 94025 Attention: Chief Financial Officer (650) 233-9000

(Name, Address and Telephone Number of Person to Receive Notices and Communications)

November 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279765101	13D	Page 2 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,116,275*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,116,275*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,116,275*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 15.94%**
14.	Type of Reporting Person (see Instructions) PN

*	Represents 945,479 shares of common stock and 4,170,796 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.

CUSIP NUMBER 279765101	13D	Page 3 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,116,275*†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,116,275*†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,116,275*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 15.94%**
14.	Type of Reporting Person (see Instructions) PN

*	Represents 945,479 shares of common stock and 4,170,796 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	All of these shares are held directly by Draper Fisher Jurvetson Fund VIII, L.P.

CUSIP NUMBER 279765101	13D	Page 4 of 22 Pages

1.	Names of Reporting Persons DFJ Fund VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,116,275*†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,116,275*†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,116,275*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 15.94%**
14.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	Represents 945,479 shares of common stock and 4,170,796 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	All of these shares are owned by Draper Fisher Jurvetson Fund VIII, L.P.

CUSIP NUMBER 279765101	13D	Page 5 of 22 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 113,496*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 113,496*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,496*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.42%**
14.	Type of Reporting Person (see Instructions) OO

*	Represents 20,979 shares of common stock and 92,517 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.

CUSIP NUMBER 279765101	13D	Page 6 of 22 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 454,560*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 454,560*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,560*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.66%**
14.	Type of Reporting Person (see Instructions) PN

*	Represents 84,008 shares of common stock and 370,552 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.

CUSIP NUMBER 279765101	13D	Page 7 of 22 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 454,560*†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 454,560*†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,560*†
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 1.66%**
14.	Type of Reporting Person (see Instructions) CO

*	Represents 84,008 shares of common stock and 370,552 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	All of these shares are directly held by Draper Associates, L.P.

CUSIP NUMBER 279765101	13D	Page 8 of 22 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,684,331*† (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,684,331*† (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,684,331*† (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 17.40%** (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) IN

*	Represents 1,050,466 shares of common stock and 4,633,865 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	Of these shares, 5,116,275 shares are held directly by Draper Fisher Jurvetson Fund VIII, L.P., 113,496 shares are held directly by Draper Fisher Jurvetson Partners VIII, L.L.C., 454,560 shares are held directly by Draper Associates L.P.

CUSIP NUMBER 279765101	13D	Page 9 of 22 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,229,771*† (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,229,771*† (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,771*† (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 16.24%**
14.	Type of Reporting Person (see Instructions) IN

*	Represents 966,458 shares of common stock and 4,263,313 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	5,116,275 of these shares are held by Draper Fisher Jurvetson Fund VIII, L.P., and 113,496 shares are held by Draper Fisher Jurvetson Partners VIII, L.L.C.

CUSIP NUMBER 279765101	13D	Page 10 of 22 Pages

1.	Names of Reporting Persons Steven T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,229,771*† (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,229,771*† (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,771*† (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 16.24%** (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) IN

*	Represents 966,458 shares of common stock and 4,263,313 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.
†	5,116,275 of these share are held by Draper Fisher Jurvetson Fund VIII, L.P., and 113,496 shares are held by Draper Fisher Jurvetson Partners VIII, L.L.C.

CUSIP NUMBER 279765101	13D	Page 11 of 22 Pages

1.	Names of Reporting Persons Barry M. Schuler
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,133,607* (See Items 2 and 4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,133,607* (See Items 2 and 4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,607* (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 4.03%** (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) IN

*	Represents 247,480 shares of common stock and 886,127 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.

CUSIP NUMBER 279765101	13D	Page 12 of 22 Pages

1.	Names of Reporting Persons The Meteor Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e).		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,133,607* (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,133,607* (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,607* (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
13.	Percent of Class Represented by Amount in Row (9) 4.03%** (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	Represents 247,480 shares of common stock and 886,127 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a merger and a simultaneous purchase of Series C shares on November 22, 2010, assuming a Series C conversion price of $69.056 per share.
**	Percentage share ownership has been calculated based on the number of outstanding common shares and the number of outstanding Series C shares (which are convertible into common shares) owned solely by the reporting person.

CUSIP NUMBER 279765101	13D	Page 13 of 22 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule related is the common stock, par value $0.01 per share, (the “Common Stock”) of Edgar Online, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 50 Washington Street, Norwalk, CT 06864.

Item 2. Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i) Draper Fisher Jurvetson Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”).

(ii) Draper Fisher Jurvetson Fund VIII Partners, L.P., a Cayman Islands exempted limited partnership (“Fund VIII Partners”), and an affiliate of Fund VIII and is the general partner of Fund VIII.

(iii) DFJ Fund VIII, Ltd., is a Cayman Islands exempted limited liablity company (“Fund VIII, Ltd.”) and an affiliate of Fund VIII and is the general partner to Fund VIII Partners. Messrs. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors. Messrs. Draper, Fisher and Jurvetson exercise shared voting and investment powers over the shares held by Fund VIII, Ltd. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership except to the extent of any pecuniary interest therein.

(iv) Draper Fisher Jurvetson Partners VIII, L.L.C., is a California limited liability company (“Partners VIII, LLC”), and an affiliate of Fund VIII. Messrs. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are managing members and disclaim beneficial ownership except to the extent of any pecuniary interest therein. Decisions with respect to Partners VIII, LLC are made automatically in conjunction with decisions by Fund VIII.

(v) Draper Associates, L.P., is a California limited partnership (“Draper Associates, L.P.”)

(vi) Draper Associates, Inc., a California limited liability company (“Draper Associates, Inc.”) is the general partner of Draper Associates, L.P. Mr. Draper is President and majority shareholder of Draper Associates, Inc. and has sole voting and investment power with respect to the shares held by Draper Associates, Inc. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(vii) Timothy C. Draper, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

CUSIP NUMBER 279765101	13D	Page 14 of 22 Pages

(viii) John H. N. Fisher, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

(ix) Stephen T. Jurvetson, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

(x) Barry Schuler, a United States citizen, is the designee of Fund VIII to the Board of Directors of the Issuer. Mr. Schuler’s shares are held by The Meteor Group, LLC, a California limited liability company (“Meteor”). Mr. Schuler is the Managing Member of Meteor and has sole investment and voting power with respect to the shares held by Meteor. Mr. Schuler disclaims beneficial ownership of the shares held by Meteor except to the extent of his pecuniary interest therein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)

The address of the principal business office of Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund VIII Partners, L.P., DFJ Fund VIII, Ltd., Draper Fisher Jurvetson Partners VIII, LLC, Draper Associates L.P., Draper Associates, Inc., Timothy C. Draper, John H. N. Fisher, Stephen T. Jurvetson, Barry M. Schuler and The Meteor Group, LLC is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”), Draper Fisher Jurvetson Partners VIII, LLC (“Fund VIII Partners”) and Draper Associates, L.P. received shares of the Common Stock of the Issuer and shares of Common Stock of the Issuer issuable upon the conversion of Series C Convertible Preferred Stock (“Series C” and with Fund VIII and Fund VIII Partners, the “DFJ Entities”) through a merger (“Merger”) among Issuer, UBM Acquisition Corp. and UB Matrix Inc. (“UB Matrix”) on November 22, 2010. Fund VIII, Fund VIII Partners and Draper Associates, L.P. also purchased additional shares of Series C of the Issuer on November 22, 2010.

CUSIP NUMBER 279765101	13D	Page 15 of 22 Pages

In connection with the purchase of the Series C Preferred Stock, Fund VIII paid $1,800,000, Fund VIII Partners paid $40,000 and Draper Associates, L.P. paid $160,000. Each purchaser utilized general investment funds for the purchase. The shares of UB Matrix were originally purchased by the Reporting Persons using general investment funds controlled by their respective partners or members.

Item 4. Purpose of the Transaction

This Schedule is being filed to report the acquisition by Reporting Persons of shares of Common Stock and shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock (“Series C”) acquired through a Merger as more fully set forth and pursuant to the terms and conditions of the certain Agreement and Plan of Merger dated June 23, 2010 by and among the Issuer, UBM Acquisition Corp., and UBMatrix Inc. (“Merger Agreement”) and additional shares the Reporting Persons purchased on November 22, 2010, which shares were purchased by the Reporting Persons for investment purposes in the ordinary course of their business as investors.

At the effective time of the Merger, Mr. Schuler, a director on the board of UBMatrix, was designated to serve on the Board of Directors of Issuer.

Except as described above in this Item 4 and herein, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. See Item 6 for a discussion of certain provisions set forth in the Certificate of Designation for the Series C Preferred Stock. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the company beneficially owned by them, in each case in the open market or in a privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the issuer and the general business and future prospects of the issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 26,978,495 shares of Common Stock outstanding, as of November 22, 2010, which is the total number of shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2010.

CUSIP NUMBER 279765101	13D	Page 16 of 22 Pages

Draper Fisher Jurvetson Fund VIII, L.P.

(a)	Amount Beneficially owned: 5,116,275 Percent of Class: 15.94%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,116,275

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 5,116,275

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Fisher Jurvetson Fund VIII Partners, L.P.

(a)	Amount Beneficially owned: 5,116,275 Percent of Class: 15.94%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,116,275

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 5,116,275

(c)	None

(d)	Not Applicable

(e)	Not Applicable

DFJ Fund VIII, Ltd.

(a)	Amount Beneficially owned: 5,116,275 Percent of Class: 15.94%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,116,275

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 5,116,275

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Fisher Jurvetson Partners VIII, L.L.C.

(a)	Amount Beneficially owned: 113,496 Percent of Class: 0.42%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 113,496

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 113,496

(c)	None

(d)	Not Applicable

CUSIP NUMBER 279765101	13D	Page 17 of 22 Pages

(e)	Not Applicable

Draper Associates, L.P.

(a)	Amount Beneficially owned: 454,560 Percent of Class: 1.66%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 454,560

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 454,560

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Associates, Inc.

(a)	Amount Beneficially owned: 454,560 Percent of Class: 1.66%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 454,560

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 454,560

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Timothy C. Draper

(a)	Amount Beneficially owned: 5,684,331 Percent of Class: 17.40%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,684,331

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 5,684,331

(c)	None

(d)	Not Applicable

(e)	Not Applicable

John H. N. Fisher

(a)	Amount Beneficially owned: 5,229,771 Percent of Class: 16.24%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,229,771

3.	sole power to dispose or to direct the disposition of: 0

CUSIP NUMBER 279765101	13D	Page 18 of 22 Pages

4.	shared power to dispose or to direct the disposition of: 5,229,771

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Stephen T. Jurvetson

(a)	Amount Beneficially owned: 5,229,771 Percent of Class: 16.24%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 5,229,771

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 5,229,771

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Barry M. Schuler

(a)	Amount Beneficially owned: 1,133,607 Percent of Class: 4.03%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 1,133,607

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 1,133,607

4.	shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

The Meteor Group, LLC

(a)	Amount Beneficially owned: 1,133,607 Percent of Class: 4.03%

(b)	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,133,607

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,133,607

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP NUMBER 279765101	13D	Page 19 of 22 Pages

Except as described herein or in other amendments to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. In connection with the Merger, the Issuer filed a Certificate of Designation of Series C Preferred Stock (the “Certificate”) setting forth the rights, preferences and privileges of the Series C Preferred Stock. Pursuant to the Certificate, the holders of a majority of the outstanding shares of Series C Preferred Stock have the right to designate one individual to serve on the Board of Directors of the Issuer. The DFJ Entities own 18.02% of the outstanding Series C Preferred Stock. The DFJ Entities have designated Barry Schuler to serve as its representative. The Certificate grants the holder of Series C Preferred Stock (together with the holders of Series B Preferred Stock) additional protective rights, including but not limited to, a vote with other Preferred Stock on (i) the issuance of securities ranking pari passu with, or senior to the Series C Preferred Stock; (ii) amendments to the Issuer’s charter documents; (iii) entering into certain mergers or other reorganization transactions; and (iv) sales of Issuer assets. In addition, the holders of Series C Preferred Stock have a separate series vote on any (i) increase or decrease in the authorized shares of Series C Preferred Stock; and (ii) any action which affects the rights, preferences and privileges of the Series C Preferred Stock differently from the Series B Preferred Stock. The holders of Series C Preferred Stock also have a preference in the receipt of proceeds from a liquidation of the Issuer and certain redemption rights, including redemption rights after a change in control of the Issuer.

On November 22, 2010, Fund VIII, Fund VIII Partners, Draper Associates, L.P., Frederick H. Charus, Andre Boisvert, Meteor Group LLC, Russell H. McMeekin, Peter B. Valentine, Kevin J. Howard and Matthew Stone (the “Purchasers”), entered into an Amended and Restated Investor Rights Agreement with the Issuer which grants certain demand registration rights and piggy-back registration rights to the Purchasers. In addition, the Purchasers are granted a right of first refusal in connection with certain securities offerings by the Issuer.

On January 20, 2011, Draper Fisher Jurvetson Fund VIII, L.P., purchased 252,337 shares of Common Stock of Issuer from Sunir Kapur, the former Chief Executive Officer of UB Matrix, for $270,000.59, Draper Fisher Jurvetson Partners Fund VIII, LLC, purchased 5,607 shares of Common Stock of the Issuer from Mr. Kapur for $5,999.49 and Riskmasters, LLC, a Delaware limited liability company (“Riskmasters”), which is member managed by Timothy C. Draper, purchased 22,430 shares of the Issuer from Mr. Kapur for $24,000.10.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger dated June 23, 2010 by and among Edgar Online, Inc., UBM Acquisition Corp. and UBMatrix, Inc. (Incorporated herein by reference from Issuer’s DEFM14A (Annex A-1) filed by the Issuer with the SEC on October 20, 2010.)

CUSIP NUMBER 279765101	13D	Page 20 of 22 Pages

Exhibit 99.2	Amended and Restated Investor Rights Agreement, dated as of November 22, 2010 by and among Edgar Online, Inc. and Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund VIII Partners, L.P., Draper Associates, L.P., Frederick H. Charus, Andre Boisvert, Meteor Group LLC, Russell H. McMeekin, Peter B. Valentine, Kevin J. Howard and Matthew Stone.

Exhibit 99.3	Certificate of Designation of Series C Convertible Preferred Stock. (Incorporated herein by reference from Issuer’s Form 8-K filed with the SEC on November 22, 2010).

Exhibit 99.4	Joint Filing Agreement, by and among the Reporting Persons, dated February 22, 2011.

CUSIP NUMBER 279765101	13D	Page 21 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2011

Draper Fisher Jurvetson Fund VIII, L.P.

By: Draper Fisher Jurvetson Fund VIII Partners, L.P. (general partner)

By:	DFJ Fund VIII, Ltd., its general partner

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson Fund VIII Partners, L.P.

By: DFJ Fund VIII, Ltd., its general partner

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Director

DFJ Fund VIII, Ltd.

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson Partners VIII, L.L.C.

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

CUSIP NUMBER 279765101	13D	Page 22 of 22 Pages

Draper Associates, L.P.
By: Draper Associates, Inc. (its general partner)

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	President

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

/s/ Barry M. Schuler
Barry M. Schuler

The Meteor Group, LLC

By:	/s/ Barry M. Schuler

Name:	Barry M. Schuler
Title:	General Manager